Exhibit 99.1

China Lodging Group, Limited (HTHT) Announces Results of 2015 Annual General Meeting

Shanghai, China, December 16, 2015 – China Lodging Group, Limited (NASDAQ: HTHT) (the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that its 2015 annual general meeting of shareholders was held on December 16, 2015. During the meeting, the following proposals submitted for shareholders’ approval were approved:

1.	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company.
2.	The special resolution as set out in the Notice of Annual General Meeting regarding amendments to the amended and restated articles of association of the Company in the form as Exhibit A to the Notice of Annual General Meeting to be held on December 16, 2015 (the "AGM Notice"), be and is hereby approved and confirmed, and effective immediately prior to the completion of the transactions contemplated under the securities purchase agreement, dated as of 14 December, 2014, entered into by and among the Company and AAPC Hong Kong Limited.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.huazhu.com .

Contact Information

Ida Yu

Sr. Manager, Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com